SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012
________________

SILICOM LTD.

 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Silicom Ltd. (the “Registrant”) held an Annual and Extraordinary General Meeting of Shareholders on April 11, 2012 at 12:00 noon Israel time at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44000, Israel (the “Meeting”). Copies of the Notice of Annual and Extraordinary General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on March 1, 2012. The Registrant is announcing that the resolutions relating to: (i) the election of directors; (ii) the appointment of independent public accountants; (iii) the grant of bonus to the Registrant’s President and Chief Executive Officer; (iv) the grant of bonus to the Registrant’s Active Chairman of the Board of Directors; (v) the adoption of an amendment to Article 68 of the Registrants Articles of Association relating to the indemnification and insurance of directors and officers of the Registrant in accordance with the changes indicated in the Proxy Statement; and (vi) the approval of a revised form of indemnification letter that will be issued to the directors of the Registrant serving from time to time in that capacity, in the form indicated in the Proxy Statement, were duly passed at the Meeting.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)
By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  April 11, 2012